                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A


                  Under the Securities Exchange Act of 1934*

                               (AMENDMENT NO. 1)

                          VIDEO JUKEBOX NETWORK, INC.
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   92656G108
- ------------------------------------------------------------------------------
                                (CUSIP Number)

                            Stephen M. Brett, Esq.
                           Executive Vice President
                              and General Counsel
                           Tele-Communications, Inc.
                               5619 DTC Parkway
                              Englewood, CO 80111
                                (303) 267-5500
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 16, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 pages

CUSIP No. 92656G108
          ---------
- --------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157
- --------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
- --------------------------------------------------------------------------------
     (3)  SEC Use Only

- --------------------------------------------------------------------------------
     (4)  Source of Funds

          WC
- --------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                          [_]

- --------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Delaware
- --------------------------------------------------------------------------------
 Number of     (7)   Sole Voting Power         12,504,433 Shares
Shares Bene-         -----------------------------------------------------------
  ficially     (8)   Shared Voting Power       0 Shares
 Owned by            -----------------------------------------------------------
Each Report-   (9)   Sole Dispositive Power    12,504,433 Shares
 ing Person          -----------------------------------------------------------
    With       (10)  Shared Dispositive Power  0 Shares
- --------------------------------------------------------------------------------
     (11)      Aggregate Amount Beneficially Owned by Each Reporting Person

               12,504,433 Shares

               Includes 5,581,807 shares of Common Stock held by certain stockholders of the Company which an affiliate of the Reporting Person has agreed to purchase, as well as 5,719,162 additional shares of Common Stock as to which such stockholders have agreed to grant an affiliate of the Reporting Person an option to purchase, which option will include an irrevocable proxy to vote such shares. See Items 4 and 6 below.

- --------------------------------------------------------------------------------
     (12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               [x]

               Does not include 4,655,431 shares of Common Stock which would become issuable to an affiliate of the Reporting Person upon exercise of the Company Option that certain stockholders of the Company have agreed to use their reasonable best efforts to cause the Company to grant to the Reporting Person, subject to the approval of the Board of Directors of the Company, in connection with the consummation of the transactions contemplated by the Letter Agreement. Does not include any shares which the Reporting Person may be deemed to beneficially own as a result of its equity interest in Lenfest Communications, Inc. See Item 5 below. The Reporting Person disclaims beneficial ownership of all of such shares.
- --------------------------------------------------------------------------------
     (13)      Percent of Class Represented by Amount in Row (11)

                                   52.2%
- --------------------------------------------------------------------------------
     (14)      Type of Reporting Person (See Instructions)

                         CO

                              Page 2 of 20 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                                 Statement Of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          VIDEO JUKEBOX NETWORK, INC.
                         (Commission File No. 0-15445)


          Tele-Communications, Inc., a Delaware corporation ("TCI"or the "Reporting Person"), hereby amends and supplements its Report on Schedule 13D as originally filed on August 15, 1994 (the "Report"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Report.

          The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto which agreements and documents are hereby incorporated herein by reference.

ITEM 1.   SECURITY AND ISSUER
          -------------------

          Item 1 of the Report is hereby amended in its entirety as follows:

          The class of equity securities to which this Report relates is the Common Stock of the Company, which has its principal executive offices at 1221 Collins Avenue, Miami Beach, Florida 33139.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          Item 2 of the Report is hereby amended and supplemented by adding the following information thereto:

          The information previously contained in Schedule 1 to the Report is hereby amended in its entirety by the information contained in Schedule 1 attached hereto.

                              Page 3 of 20 pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          Item 3 is hereby amended and supplemented by adding the following information thereto:

          The purchase price of the Shares (as defined below) is $11,163,614 in cash (or ($2.00 per share). Each of the Stockholder Option and the Company Option (each as defined below) is initially exercisable at $2.00 per share, increasing to $2.20 per share during the period from six months to eighteen months following the Closing (as defined below). Thereafter each such option will be exercisable at $2.42 per share. TCI anticipates that the source of the purchase price for the Shares and the shares of Common Stock of the Company that would become purchasable upon exercise of the Stockholder Option and/or the Company Option will be cash on hand generated from its operations and working capital. See Item 4.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 is hereby amended and supplemented by adding the following information thereto:

          Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of TCI ("Liberty"), StarNet/CEA II Partners, a Delaware general partnership, and StarNet, Inc. (StarNet/CEA II Partners, StarNet, Inc., and certain other stockholders of the Company identified in the Letter Agreement are collectively referred to as the "Sellers") have signed a letter agreement, dated May 16, 1996 (the "Letter Agreement"), whereby, subject to certain conditions,
(i) Liberty has agreed to purchase from certain of the Sellers 5,581,807 shares (the "Shares") of Common Stock of the Company, and (ii) certain of the Sellers have agreed to grant to Liberty an option (the "Stockholder Option") to purchase an additional 5,719,162 shares of Common Stock of the Company (the "Proxy Shares") held by the Sellers at an initial exercise price of $2.00 per share, which option will be accompanied by an irrevocable proxy (the "Proxy") to vote the Proxy Shares during the term of the Stockholder Option. In addition, StarNet/CEA II Partners and StarNet, Inc. have agreed to use their good faith and reasonable best efforts to cause the Company, subject to approval by the Company's Board of Directors, to grant to Liberty for nominal consideration an option to purchase from the Company an additional 4,655,341 shares of newly issued Common Stock of the Company (the "Company Option") at an initial exercise price of $2.00 per share. See Item 6.

          Upon completion of the transactions described in the Letter Agreement, the Reporting Person will own 28.3% of the Company's outstanding Common Stock and, as a result of the grant by the Sellers of the Proxy with respect to the Proxy Shares, will have the right to vote approximately 52% of the outstanding Common Stock of the Company (in each case, prior to the exercise of the Company Option). Upon exercise of the Company Option (assuming completion of the transactions described in the Letter Agreement), the Reporting Person would have voting power with respect to approximately 60% of the outstanding Common Stock of the Company. See Item 5. As a result, the Reporting Person would be able to elect all of the members of the Board of Directors and would generally be entitled to determine the outcome of all matters presented to a vote of the stockholders of the Company (subject to Liberty's obligation described in the Letter Agreement to elect one representative of the Sellers to the Board of Directors of the Company).

                              Page 4 of 20 pages

          The Articles of Incorporation of the Company provide that (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) by the Company of all or substantially all of its assets, (ii) the adoption of any plan or proposal for the liquidation, dissolution or winding up of the Company or (iii) any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company, shall require the affirmative vote of the holders of at least seventy-five (75%) of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. While the Reporting Person has not reached any conclusion as to its inteded course of action, it currently expects that following the consummation of the transactions contemplated by the Letter Agreement it will seek to amend the Articles of Incorporation of the Company to delete such super-majority voting requirements.

          Except as otherwise disclosed in this Report, the Reporting Person has not made any decision concerning its course of action with respect to the Company. The Reporting Person could decide, depending on market and other factors, to dispose of shares of the Company's Common Stock beneficially owned by it, to acquire additional Common Stock or other equity securities of the Company, to seek a strategic or other partner to share its controlling interest in the Company or to take any other available course of action. In this regard, the Reporting Person intends to continuously review its investment in the Company and may in the future determine to change its present plans and proposals relating to the Company, including determining to abandon or delay its plans to acquire control of the Company. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, including without limitation the Company's business and financial condition and prospects, other developments concerning the Company, the effect of legal and regulatory requirements applicable to the Company and the Reporting Person, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, developments in the television and entertainment industries generally, general economic conditions and money and stock market conditions.

          Other than as described herein, none of the Reporting Person, or to the best of the Reporting Person's knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

          Notwithstanding anything contained herein, the Reporting Person reserves the right, depending on other relevant factors, to purchase additional securities of the Company,

                              Page 5 of 20 pages
dispose of all or a portion of its holdings of securities in the Company, or change its intention with respect to any and all of the matters referred to in this Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

          Item 5 is hereby amended and supplemented by adding the following information thereto:

          (a) Based on the Quarterly Report on Form 10-Q by the Company for the quarter ended March 31, 1996, TCI believes that the aggregate number of shares of Common Stock of the Company issued and outstanding as of May 13, 1996 was 23,944,281.

          (b) As a result of the execution of the Letter Agreement, TCI may be deemed to beneficially own an aggregate of 12,504,433 shares of Common Stock of the Company, which includes the 1,203,464 shares of Common Stock previously acquired by TCI, the 5,581,807 shares of Common Stock that Liberty has agreed to purchase pursuant to the Letter Agreement, and the 5,719,162 shares of Common Stock that would be subject to the Stockholder Option and the accompanying Proxy. Such shares represent approximately 52.2% of the outstanding Common Stock of the Company. Such amount does not include 4,655,431 shares of Common Stock which would become issuable to Liberty upon exercise of the Company Option that certain stockholders of the Company have agreed to use their reasonable best efforts to cause the Company to grant to Liberty, subject to the approval of the Board of Directors of the Company, in connection with the consummation of the transactions contemplated by the Letter Agreement. Assuming Liberty purchases the Shares and exercises each of the Stockholder Option and the Company Option in full, TCI would own approximately 60% of the outstanding Common Stock of the Company (approximately 56% on a fully diluted basis).

          Statements herein relating to TCI's beneficial ownership of the Common Stock do not include any shares of Common Stock which TCI may be deemed to beneficially own by virtue of its ownership of certain equity securities of Lenfest Communications, Inc. ("LCI"), of which StarNet, Inc. (a party to the Letter Agreement) is a subsidiary. TCI does not have or share voting or dispositive power as to any shares of Common Stock held by LCI or its subsidiaries or affiliates (including StarNet, Inc.) by reason of the ownership of such equity securities of LCI by TCI. Except those shares of Common Stock of the Company which TCI may be deemed to beneficially own by reason of the execution of the Letter Agreement, TCI disclaims beneficial ownership of any of the shares of the Company's Common Stock beneficially owned by LCI.

          (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any of the Schedule 1 Persons has executed any transactions with respect to the Common Stock of the Company during the past sixty (60) days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF ISSUER
          -----------------------

          Item 6 is hereby amended and supplemented by adding the following information thereto:

                              Page 6 of 20 pages

          The information contained under Item 4 above is hereby incorporated by reference.

          Because certain of the Sellers have not executed the Letter Agreement, it is a condition to the Closing that all but one identified Seller agree to participate in the transactions contemplated by the Letter Agreement. In addition, StarNet/CEA II Partners and StarNet, Inc. have agreed to use their reasonable best efforts to cause the other Sellers (other than such identified Seller) to so participate. The Sellers that are parties to the Letter Agreement have also agreed that they and their respective Board representatives will not approve any issuance of any stock or equity rights prior to the Closing. In the event that such identified Seller does not participate, Liberty will purchase additional shares from the other Sellers so that the aggregate number of Shares initially purchased by Liberty equals 5,581,807.

          The Letter Agreement provides that all of the Sellers, representatives on the Board of Directors of the Company will resign at the closing of the transactions contemplated by the Letter Agreement (the "Closing") and will be replaced by representatives of the Reporting Person; provided, that the Reporting Person would use its best efforts to cause one representative of the Sellers to be elected to the Board. Such change in the composition of the Board of Directors may involve an increase or decrease in the total number of directors.

          Each of the Stockholder Option and the Company Option is exercisable for a period of thirty months from the Closing, with the Stockholder option being exercisable only as to all, and not less than all, of the Proxy Shares. The Company Option would be non-transferable and would be exercisable in whole or in part at any time during such thirty month period. Each of the Stockholder Option and the Company Option is initially exercisable at $2.00 per share, increasing to $2.20 per share during the period from six to eighteen months following the Closing. Thereafter each such option will be exercisable at $2.42 per share. The Sellers also have agreed not to sell or pledge any of the Proxy Shares prior to the expiration of the Stockholder Option. Following the Closing, the Sellers will have "tag-along" rights relating to the remaining shares of the Company's Common Stock that they currently own in the event that Liberty sells all or substantially all of its shares of Common Stock of the Company (but only in the event Liberty exercises the Stockholder Option and the Company Option).

          The parties have agreed to use their reasonable best efforts and to negotiate in good faith in order to execute a definitive stock purchase agreement and option agreements containing the appropriate terms and conditions within fifteen business days from the date of acceptance of the Letter Agreement, which was May 16, 1996. The parties' obligations under the Letter Agreement are subject to the completion of Liberty's due diligence investigation of the Company, approval of the stock purchase agreement by Liberty's Board of Directors and the absence of any material adverse developments in the financial markets. The transactions contemplated by the Letter Agreement shall close upon receipt of any governmental approvals but, in no event, later than September 30, 1996. Liberty has agreed to complete its due diligence investigation within fifteen business days.

          In addition, as previously described in the Report, TCI has certain preemptive rights with respect to the issuance of additional equity securities by the Company.

          The summary description of the provisions of the Letter Agreement contained herein is qualified in its entirety by reference to the Exhibits attached hereto, which are hereby incorporated by reference.

                              Page 7 of 20 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Item 7 of the Report is hereby amended and supplemented by adding the following information thereto:

          99.F. Letter Agreement, dated May 16, 1996, among Liberty Media Corporation, StarNet/CEA II Partners and StarNet, Inc.

          99.G.   Press Release, dated May 16, 1996.



                              Page 8 of 20 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  May 22, 1996


                                        TELE-COMMUNICATIONS, INC.



                                        By: /s/ Stephen M. Brett
                                            -------------------------------
                                            Name:  Stephen M. Brett
                                            Title: Executive Vice President


                              Page 9 of 20 pages

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons

                                      of

                       Tele-Communications, Inc. ("TCI")


                                                                                     Principal Business
                                                                                     or Organization in
                                        Principal Occupation and                     Which Such Employment
Name                                        Business Address                         Is Conducted
- ----                                    -------------------------                    ------------------------
Bob Magness                             Chairman of the Board and                    Acquisition, development
                                        Director of TCI                              and operation of cable
                                        5619 DTC Parkway                             television systems and cable
                                        Englewood, CO  80111                         television programming

John C. Malone                          President and Chief Executive                Acquisition, development
                                        Officer and Director of TCI                  and operation of cable
                                        5619 DTC Parkway                             television systems and cable
                                        Englewood, CO  80111                         television programming

Donne F. Fisher                         Executive Vice President,                    Acquisition, development
                                        Treasurer and Director of TCI                and operation of cable
                                        5619 DTC Parkway                             television systems and cable
                                        Englewood, CO  80111                         television programming

John W. Gallivan                        Director of TCI;                             Newspaper publishing
                                        Chairman of the Board of
                                        Kearns-Tribune Corporation
                                        400 Tribune Building
                                        Salt Lake City, UT  84111

Anthony Lee Coelho                      Director of TCI;                             Investment Services
                                        President and CEO of
                                        Wertheim Schroder Investment
                                        Services, Inc.
                                        787 7th Avenue, 5th Floor
                                        New York, NY  10019

Kim Magness                             Director of TCI;                             Ranching and horse
                                        Manages family business                      breeding
                                        interests;
                                        1470 South Quebec Way #148
                                        Denver, CO  80231

                              Page 10 of 20 pages

                                                                                             Principal Business
                                                                                             or Organization in
                                                Principal Occupation and                     Which Such Employment
Name                                                Business Address                         Is Conducted
- ----                                            --------------------------                   ------------------------
Robert A. Naify                          Director of TCI;                                    Motion Picture
                                         President and C.E.O. of                             Industry
                                         Todd-AO Corporation;
                                         172 Golden Gate Avenue
                                         San Francisco, CA 94102


Jerome H. Kern                           Director of TCI; Senior                             Law
                                         Partner in Baker & Botts, L.L.P.
                                         599 Lexington Avenue, 29th Floor
                                         New York, NY 10022


Gary K. Bracken                          Senior Vice President &                             Acquisition, development
                                         Controller of TCI Communications, Inc.              and operation of cable
                                         5619 DTC Parkway                                    television systems and cable
                                         Englewood, CO 80111                                 television programming


Stephen M. Brett                         Executive Vice President, Secretary                 Acquisition, development
                                         and General Counsel of TCI                          and operation of cable
                                         5619 DTC Parkway                                    television systems and cable
                                         Englewood, CO 80111                                 television programming


Brendan R. Clouston                      Executive Vice President of TCI                     Acquisition, development
                                         5619 DTC Parkway                                    and operation of cable
                                         Englewood, CO 80111                                 television systems and cable
                                                                                             television programming


Barry Marshall                           Chief Operating Officer of                          Acquisition, development
                                         TCI Cable Management Corporation                    and operation of cable
                                         5619 DTC Parkway                                    television systems and cable
                                         Englewood, CO 80111                                 television programming


Larry E. Romrell                         Executive Vice President of TCI                     Acquisition, development
                                         5619 DTC Parkway                                    and operation of cable
                                         Englewood, CO 80111                                 television systems and cable
                                                                                             television programming

                              Page 11 of 20 pages

                                                                                             Principal Business
                                                                                             or Organization in
                                                Principal Occupation and                     Which Such Employment
Name                                                Business Address                         Is Conducted
- ----                                            -------------------------                    ------------------------
Bernard W.                               Senior Vice President & Treasurer                   Acquisition, development
Schotters, II                            of TCI Communications, Inc.  and                    operation of cable
                                         5619 DTC Parkway                                    television systems and cable
                                         Englewood, CO  80111                                television programming


Robert N. Thomson                        Senior Vice President, Government                   Acquisition, development
                                         Affairs, of TCI Communications, Inc.                and operation of cable
                                         5619 DTC Parkway                                    television systems and cable
                                         Englewood, CO  80111                                television programming


Fred A. Vierra                           Executive Vice President of TCI                     Acquisition, development
                                         5619 DTC Parkway                                    and operation of cable
                                         Englewood, CO  80111                                television systems and cable
                                                                                             television programming


Peter R. Barton                          Executive Vice President of TCI                     Acquisition, development
                                         5619 DTC Parkway                                    and operation of cable
                                         Englewood, CO  80111                                television systems and cable
                                                                                             television programming

                             Page 12 of 20 pages

                                 EXHIBIT INDEX

          99.F. Letter Agreement, dated May 16, 1996, among Liberty Media Corporation, StarNet/CEA II Partners and StarNet, Inc.

          99.G.  Press Release, dated May 16, 1996.


                              Page 13 of 20 pages